UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 66 HUDSON BOULEVARD EAST NEW YORK, NEW YORK 10001-2192

PFIZER SAVINGS PLAN

*Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Savings Plan Committee
Pfizer Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Pfizer Savings Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for plan benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure

under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we or our predecessor firms began serving as the Plan’s auditor; however, we are aware that we or our predecessor firms have served as the Plan’s auditor since at least 1977.

Memphis, Tennessee
June 11, 2024

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2023	2022
Assets
Investments, at fair value
Pfizer Inc. common stock	$1,189,164	$2,139,707
Common/collective trust funds	13,926,536	12,323,972
Mutual funds	845,657	1,036,146
Self-directed brokerage account	360,452	280,342
Separate account	1,387,679	—
Total investments, at fair value	17,709,488	15,780,167

Investments, at contract value
T. Rowe Price Stable Value Fund	1,467,125	1,747,658
Total investments	19,176,613	17,527,826

Receivables
Company contributions	375,389	332,462
Notes receivable from participants	99,036	94,261
Securities sold	490	4
Interest and other	6,945	5,925
Total receivables	481,861	432,652
Total assets	19,658,473	17,960,478

Liabilities
Payable for securities purchased	3,308	3,225
Investment management fees payable	2,387	1,002
Total liabilities	5,695	4,228
Net assets available for plan benefits	$19,652,778	$17,956,250
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2023
Additions/(reductions) to net assets attributed to:
Investment gain
Net appreciation in investments	$2,050,807
Pfizer Inc. common stock dividends	68,322
Interest income	73,467
Dividend income from other investments	12,040
Total investment gain	2,204,637
Interest income from notes receivable from participants	5,392
Less: Investment management, redemption and loan fees	(5,116)
Net investment and interest gain	2,204,913

Contributions
Participant	582,013
Company	552,885
Rollovers into the Plan	166,914
Total contributions	1,301,812
Total additions	3,506,725

Deductions from net assets attributed to:
Benefits paid to participants	1,852,186

Net increase	1,654,539

Transfers into the Plan	41,990

Net assets available for plan benefits
Beginning of year	17,956,250
End of year	$19,652,778
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan and Recent Transactions and Events

The following description of the Pfizer Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

Recent Transactions and Events Impacting the Plan

On November 17, 2021, the Company acquired Trillium Therapeutics Inc. (Trillium) and the Company adopted and assumed sponsorship of the Trillium Therapeutics USA, Inc. 401(k) Plan. On January 1, 2022, former Trillium employees who became employees of the Company, became eligible for participation in the Plan. All account balances totaling $0.4 million were transferred and merged into the Plan on July 12, 2022.

On January 1, 2022, eligibility ceased for certain participants in the Plan as a result of the sale of Meridian Medical Technologies, Inc. (Meridian), a subsidiary of the Company, pursuant to the Stock Purchase Agreement by and among King Pharmaceuticals LLC, the Company, Meridian and MMT Acquisition Company, LLC dated November 1, 2021.

On March 11, 2022, the Company acquired Arena Pharmaceuticals, Inc. (Arena) and adopted and assumed sponsorship of the ARENA Pharmaceuticals, Inc. 401(k) Plan. On August 1, 2022, former Arena employees who became employees of the Company, became eligible for participation in the Plan. All account balances totaling $63.9 million were transferred and merged into the Plan on November 1, 2022.

On June 9, 2022, the Company acquired ReViral Ltd. (ReViral) and adopted and assumed sponsorship of the ReViral ADP TotalSource Retirement Savings Plan. On October 1, 2022, former ReViral employees who became employees of the Company, became eligible for participation in the Plan. All account balances totaling $0.1 million were transferred and merged into the Plan on April 25, 2023.

On October 5, 2022, the Company acquired Global Blood Therapeutics, Inc. (GBT) and adopted and assumed sponsorship of the Global Blood Therapeutics Inc 401K Plan. On January 1, 2023, former GBT employees who became employees of the Company, became eligible for participation in the Plan. All account balances totaling $41.9 million were transferred and merged into the Plan on March 17, 2023.

Plan Administration

The Plan is administered by the Savings Plan Committee of the Company (the Plan Administrator), the named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are monitored by State Street Global Advisors (SSGA), an independent fiduciary appointed by the Plan Administrator.

Administrative Costs
Plan participants pay quarterly fees from their account balances. These fees include general plan administrative fees and expenses, such as recordkeeping, trustee and independent fiduciary fees. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter). In addition, certain transaction fees such as check fees, loan fees and qualified domestic relations order fees are paid by Plan participants.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Contributions

Participants may contribute up to 30% of their eligible compensation as before-tax, after-tax, Roth or a combination of these subject to annual IRS limits. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched. Participants who have attained age 50 before the end of the Plan’s year are eligible to make catch-up contributions; however, these contributions are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than with each pay date. In addition, participants generally must be actively employed on the last business day of the quarter to receive the match; however, if the participant separates from the Company prior to the last business day of the quarter due to retirement (defined, as of January 1, 2022, as at least age 62 with at least 5 years of service, at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the matching contribution. Starting in 2019, the Company began adding up to a total of five points to a participant’s age and/or service under certain U.S. separation programs to help those participants age 50 and older as of their termination date reach retirement milestones under certain benefits. One “point” equates to one year added to a participant’s age or service. If a participant exits the Company under one of the five point-eligible separation programs and, as of the termination date, is within five points of retirement treatment under the Plan, the participant will be deemed to have reached retirement eligibility without continued employment with the Company. These five points can be added to the participant’s age, service, or both (up to a total of five points), to help the participant reach retirement eligibility under the Plan. These five point enhancements under the programs continued through June 30, 2023. After that date, the Company’s separation programs no longer include the five point enhancements. In January 2023, the Company funded the fourth quarter 2022 Company matching contributions in the amount of approximately $34.9 million. In January 2024, the Company funded the fourth quarter 2023 Company matching contributions in the amount of approximately $39.6 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Under the Code, salary deferral contributions, total annual contributions and the amount of compensation that may be included for Plan purposes are subject to annual limitations. Any excess contributions are refunded to participants in the following year, as applicable.

The Plan includes a Roth 401(k) in-plan conversion option, which allows participants to transfer after-tax dollars into the Roth account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes.

The Plan also includes a Retirement Savings Contribution (RSC), which is an additional annual Company-provided contribution based on age and years of service. With the exception of certain participants who are specifically excluded by the Plan terms, participants generally are eligible to receive the RSC. The RSC contributions are deposited into the Plan annually, following the close of the Plan year, usually in February. In general, participants must be actively employed on the last business day of the year to receive the RSC; however, if the participant separates from the Company prior to the last day of the year due to retirement (defined, as of January 1, 2022, as at least age 62 with at least 5 years of service, at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the RSC. In February 2023, the Company funded the RSC for Plan year 2022 in the amount of approximately $297.6 million. In February 2024, the Company funded the RSC for Plan year 2023 in the amount of approximately $335.8 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately 100% vested in their contributions and the Company matching contributions. However, for the RSC, participants are 100% vested after three years of credited service.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Forfeited Amounts

Forfeited amounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2023 and 2022, the market value of forfeitures available for use totaled approximately $1.4 million and $0.8 million, respectively. In 2023, Company contributions were reduced by approximately $5.4 million from forfeited amounts.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans (including defined benefit plans) into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company contributions invested in any one or a combination of investment funds in the Plan, including a self-directed brokerage account. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan, (iii) are covered by a collective bargaining agreement and have negotiated a different eligibility date or (iv) are otherwise eligible for another Company-sponsored savings plan.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s QDIA fund based on the participant’s year of birth.

Notes Receivable from Participants
Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum loan is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Loans transferred to the Plan due to the merger of legacy plans into the Plan maintain the terms of the original loan. Interest rates on outstanding loans ranged from 3.25% to 10.50% at December 31, 2023 and 2022.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination of employment, participants will have 90 days to repay the outstanding loan balance or set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants are entitled to receive distributions upon termination and may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Mandatory distributions are made in accordance with Plan provisions.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The statements of net assets available for plan benefits present the fair value of the Plan’s investments, except for the fully benefit-responsive investment contracts, which are reported at contract value (see Note 4). The statement of changes in net assets available for plan benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. All other assets are measured at fair value.

Some amounts in the financial statements, notes to financial statements and supplemental schedule of the Plan may not add due to rounding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock and self-directed brokerage accounts are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms or holding periods that would limit the ability of the Plan or the participants to transact at the NAV. The Alliance Bernstein Large Cap Growth Equity Separate Account (Separate Account) primarily holds common stock and CCTs. The T. Rowe Price Stable Value Fund represents direct investments in Synthetic Investment Contracts (SICs) that are fully benefit-responsive and reported at contract value as contract value is the relevant measurement. See Note 4 for additional information.

See Note 5 for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.
3. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated April 18, 2018 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed there are no uncertain positions taken that would require recognition of a liability (or

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2020.
4. Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Fund, which is composed of fully benefit-responsive SICs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The value of SICs held by the plan totaled approximately $1.5 billion and $1.7 billion as of December 31, 2023 and 2022, respectively.

Investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets (which may include units of fixed income commingled or common trust funds) owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuer consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.
5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2023
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$1,189,164	$—	$1,189,164
Common/collective trust funds	—	13,926,536	13,926,536
Mutual funds	845,657	—	845,657
Self-directed brokerage account	360,452	—	360,452
Separate account:
Common stock	1,324,231	—	1,324,231
Common/collective trust funds	—	63,448	63,448
Total	$3,719,503	$13,989,984	$17,709,488

	Fair Value as of December 31, 2022
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$2,139,707	$—	$2,139,707
Common/collective trust funds	—	12,323,972	12,323,972
Mutual funds	1,036,146	—	1,036,146
Self-directed brokerage account	280,342	—	280,342
Total	$3,456,195	$12,323,972	$15,780,167
Amounts may not add due to rounding.
6. Related Party Transactions and Party-In-Interest Transactions

Northern Trust, the trustee of the Plan, manages certain Plan investments and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. SSGA acts as an investment manager and independent fiduciary for the Plan Sponsor’s common stock and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
8. Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
9. Subsequent Events

On December 14, 2023, the Company acquired Seagen Inc. (Seagen) and adopted and assumed sponsorship of the Seagen Inc. 401(k) Plan. On January 1, 2024, former Seagen employees, who became employees of the Company, became eligible for participation in the Plan. All account balances totaling $564.9 million (including $2.4 million in loans) were transferred and merged into the Plan on February 27, 2024.

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 11, 2024, the date at which the financial statements were issued, and no additional events were noted which warrant adjustments to, or disclosure in, the financial statements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
10. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Additionally, investments in the T. Rowe Price Stable Value Fund representing fully benefit-responsive investment contracts are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31,
(THOUSANDS OF DOLLARS)	2023	2022
Net assets available for plan benefits per the financial statements	$19,652,778	$17,956,250
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value	(93,408)	(128,216)
Amounts allocated to withdrawing participants	(6,959)	(3,946)
Deemed distributions	(3,725)	(3,441)
Net assets available for plan benefits per Form 5500	$19,548,686	$17,820,647

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2023
Benefits paid to participants, including rollovers, per the financial statements	$1,852,186
Amounts allocated to withdrawing participants and deemed distributions at end of year	10,684
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(7,387)
Benefits paid to participants, including rollovers, per Form 5500	$1,855,483

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2023
Net appreciation in investments per the financial statements	$2,050,807
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at end of year	(93,408)
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	128,216
Net appreciation in investments per Form 5500	$2,085,615

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2023
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

*	Pfizer Inc. Common Stock	Common stock				$1,189,164

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund				68,209
*	Fidelity Large Cap Growth Fund	Collective trust fund				1,388,313
	Boston Partners Large Cap Value Fund	Collective trust fund				687,094
*	SSGA S&P 500 Index Fund	Collective trust fund				2,947,394
*	SSGA International Equity Index Fund	Collective trust fund				152,491
*	SSGA Small-Mid Cap Equity Index Fund	Collective trust fund				1,043,659
	Wellington International Equity Fund	Collective trust fund				356,716
	Jennison Small-Mid Cap Equity Fund	Collective trust fund				257,259
	Acadian International Equity Fund	Collective trust fund				356,970
*	SSGA Bond Index Fund	Collective trust fund				24,152
	Vanguard Target Retirement Income Trust Select	Collective trust fund				366,058
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund				447,815
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund				693,089
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund				1,397,663
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund				979,754
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund				1,202,607
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund				681,485
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund				411,601
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund				289,406
	Vanguard Target Retirement 2060 Trust Select	Collective trust fund				160,827
	Vanguard Target Retirement 2065 Trust Select	Collective trust fund				13,973
	Total common/collective trust funds					13,926,536

	T. Rowe Price Small Cap Stock Fund	Mutual fund				257,259
	Diversified Bond Fund – Core	Mutual fund				529,558
	Diversified Bond Fund – High Yield	Mutual fund				14,710
	Diversified Bond Fund - Emerging Markets	Mutual fund				29,420
	Diversified Bond Fund - Opportunities Income	Mutual fund				14,710
	Total mutual funds					845,657

	Self-Directed Brokerage Account	Self-directed brokerage account				360,452

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2023
(THOUSANDS OF DOLLARS)
(continued)
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value
Separate Account –

Genmab Common Stock	Common stock				8,255
Ferrari Common Stock	Common stock				9,562
ADR ASML Holding Common Stock	Common stock				9,306
Adobe Inc. Common Stock	Common stock				24,172
Align Technology Inc. Common Stock	Common stock				5,892
Alphabet Inc. Common Stock	Common stock				68,627
Amazon Inc. Common Stock	Common stock				70,958
Ametek Inc. Common Stock	Common stock				8,467
Amphenol Corp. Common Stock	Common stock				5,738
Arista Networks Inc. Common Stock	Common stock				30,487
Autodesk Inc. Common Stock	Common stock				5,345
Broadcom Inc. Common Stock	Common stock				11,112
Cadence Design Sys Inc. Common Stock	Common stock				10,672
Chipotle Mexican Grill Inc. Common Stock	Common stock				18,568
Cognex Corp. Common Stock	Common stock				2,201
Copart Inc. Common Stock	Common stock				30,771
Costco Wholesale Corp. Common Stock	Common stock				41,655
Crowdstrike Holdings Inc. Common Stock	Common stock				11,903
Edwards Lifesciences Corp. Common Stock	Common stock				20,881
Eli Lilly & Co. Common Stock	Common stock				33,428
Entegris Inc. Common Stock	Common stock				5,784
Fortinet Inc. Common Stock	Common stock				26,763
Home Depot Inc. Common Stock	Common stock				18,813
Idexx Labs Inc. Common Stock	Common stock				26,557
Intuitive Surgical Inc. Common Stock	Common stock				39,523
Lululemon Athletica Inc. Common Stock	Common stock				26,005
Manhattan Associates Inc. Common Stock	Common stock				9,016
Meta Platforms Inc. Common Stock	Common stock				21,730
Mettler-Toledo International Inc. Common
Stock	Common stock				7,919
Microsoft Corp. Common Stock	Common stock				134,024
Monster Beverage Corp. Common Stock	Common stock				45,626
Motorola Solutions Inc. Common Stock	Common stock				16,465
MSCI Inc. Common Stock	Common stock				12,272
Netflix Inc. Common Stock	Common stock				25,860
Nike Inc. Common Stock	Common stock				17,766
Nvidia Corp. Common Stock	Common stock				67,563
Otis Worldwide Corp. Common Stock	Common stock				17,210
Paycom Software Inc. Common Stock	Common stock				10,564
Qualcomm Inc. Common Stock	Common stock				30,791
Roper Technologies Inc. Common Stock	Common stock				25,561
Servicenow Inc. Common Stock	Common stock				11,878
Sherwin-Williams Co. Common Stock	Common stock				19,329
Synopsys Inc. Common Stock	Common stock				10,046
Tractor Supply Co. Common Stock	Common stock				8,021
Trex Co Inc. Common Stock	Common stock				6,961
Tyler Technologies Inc. Common Stock	Common stock				5,127
Unitedhealth Group Inc. Common Stock	Common stock				72,940

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2023
(THOUSANDS OF DOLLARS)
(continued)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

	Veeva Sys Inc. Common Stock	Common stock				21,751
	Verisk Analytics Inc. Common Stock	Common stock				13,264
	Vertex Pharmaceuticals Inc. Common Stock	Common stock				40,142
	Visa Inc. Common Stock	Common stock				62,540
	Waters Corp. Common Stock	Common stock				8,103
	Zoetis Inc. Common Stock	Common stock				30,318
	Total common stock					1,324,231

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund				63,448
	Total separate account					1,387,679
	T. Rowe Price Stable Value Fund –
***	American General Life Insurance Company Contract #GA-IM-266-1658155	Synthetic investment contract	2.92%	**		129,950
***	JPMorgan Securities, LLC Contract #ATRPPFIZER 01	Synthetic investment contract	2.54%	**		129,016
***	New York Life Insurance Company GIC Contract #GA-29302	Synthetic investment contract	2.70%	**		146,257
***	The Prudential Insurance Company of America Contract #GA-63191	Synthetic investment contract	2.66%	**		174,048
***	Royal Bank of Canada Contract #TRPPFIZER01	Synthetic investment contract	2.78%	**		114,573
***	State Street Bank and Trust Company Contract #96028	Synthetic investment contract	2.47%	**		202,701
***	Massachusetts Mutual Life Insurance Company Contract #30011	Synthetic investment contract	2.41%	**		149,649
***	Metropolitan Life Insurance Company Contract #38127	Synthetic investment contract	2.86%	**		186,324
***	Pacific Life Insurance Company Contract #G-27852.01.001	Synthetic investment contract	2.63%	**		115,942
***	Lincoln National Life Insurance Company Contract # BVW0108T	Synthetic investment contract	2.70%	**		118,664
	Total T. Rowe Price Stable Value Fund					1,467,125

	Total investments					19,176,613

*	Notes receivable from participants	Interest Rates: 3.25% - 10.50%				99,036
		Maturity Dates: 2024 - 2038
	Total					$19,275,649

*	Party-in-interest as defined by ERISA
**	Open-ended maturity
***	Current value represents contract value
****	Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
Amounts may not add due to rounding.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Colum Lane

Colum Lane
Member, Savings Plan Committee
Date: June 11, 2024